SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	02/12/26	3,000	15.9997	47,999.10
Purchase of Common Stock	02/17/26	1,564	15.9987	25,021.97
Purchase of Common Stock	02/18/26	6,510	16.0000	104,160.00
Purchase of Common Stock	03/02/26	424	16.3600	6,936.64
Purchase of Common Stock	03/09/26	3,153	16.4195	51,770.68
Purchase of Common Stock	03/19/26	4,197	16.4000	68,830.80
Purchase of Common Stock	04/09/26	56,056	16.2340	910,013.10
Purchase of Common Stock	04/10/26	5,000	16.0000	80,000.00
Purchase of Common Stock	04/10/26	5,000	15.9500	79,750.00
Purchase of Common Stock	04/13/26	100	15.9000	1,590.00